EXHIBIT 99.1

Equinox Gold Declares Quarterly Cash Dividend of US$0.015 per Common Share

VANCOUVER, British Columbia, May 06, 2026 (GLOBE NEWSWIRE) -- Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) is pleased to announce that its Board of Directors (“Board”) has declared a quarterly cash dividend of US$0.015 per common share of the Company, payable on June 5, 2026 to shareholders of record as at the close of business on the record date of May 21, 2026.

The dividend is designated as an “eligible dividend” for Canadian income tax purposes.

The declaration, amount, and payment of future dividends remain subject to the discretion of the Board and will depend upon the Company’s financial results, capital requirements, business conditions, compliance with applicable legal and debt covenant requirements and other factors considered relevant. The Company will review its dividend policy on an ongoing basis and may amend it at any time.

Equinox Gold Contact
Ryan King
EVP Capital Markets
T: 778.998.3700
E: ryan.king@equinoxgold.com
E: ir@equinoxgold.com

Cautionary Notes & Forward-looking Statements
This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Forward-looking Information in this news release relates to planned dividend payments. Forward-looking Information is generally identified by words such as “will”, “future”, and similar expressions, or statements that actions, events or results “may”, “could” or “should” occur. Although the Company believes the expectations reflected in the Forward-looking Information are reasonable , readers are cautioned not to put undue reliance on Forward-looking Information as actual results may differ materially. Forward-looking Information in this news release is based on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; and availability of funds for the Company’s projects and future cash requirements, including for any dividend. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied. These factors include those described under “Risk Factors” in the Company’s most recent MD&A and “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form, each available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-Looking Information reflects management’s current expectations and assumptions and is subject to change. Except as required by applicable law, the Company undertakes no obligation to update or publicly revise any Forward-Looking Information, whether because of new information, future events or otherwise. No inference should be drawn from any update that the Company will make further updates. All Forward-Looking Information in this news release is expressly qualified by this cautionary statement.